UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information related to the Annual General Meeting of the Shareholders (the “AGM”) that will take place on July 19, 2022. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 24, 2022, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that the AGM is scheduled to be held on July 19, 2022 at 9.00 AM IST, through video conferencing. The letter to the Exchanges enclosed the Notice of Annual General Meeting (the “Notice of the AGM”), which includes the attendance and e-voting instructions, and the Annual Report for Financial Year 2021-22 (the “Annual Report”). A copy of the letter to the Exchanges is attached hereto as Exhibit 99.1. The Notice of AGM and Annual Report are each available on the Company’s website at https://www.wipro.com/investors/annual-reports/. A copy of the form of proxy card for American Depositary Receipt (“ADR”) holders (the “Form of Proxy Card”), is attached hereto as Exhibit 99.2.

The Notice of the AGM, together with the procedure and instructions for e-voting, and the Annual Report to holders of our equity shares were sent by e-mail on June 24, 2022, and the Form of Proxy Card will be e-mailed to holders of our ADRs by no later than July 1, 2022.

Newspaper advertisements concerning the Notice of the AGM were published on June 25, 2022 in certain newspapers in India. A copy of the form of this advertisement is attached to this Form 6-K as Item 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: June 28, 2022

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated June 24, 2022

99.2	Form of Proxy Card to ADR Holders

99.3	Form of Newspaper Advertisements